Exhibit 99.1

News Release

FIS Announces Completion of Amendment and Extension of Existing Credit Agreement and Plan to Raise Additional Funds

JACKSONVILLE, Fla., June 29, 2010 – FIS™ (NYSE:FIS), one of the world’s largest providers of banking and payments technology, today announced the completion of the amendment and extension of its existing credit agreement, and plans to enter into a new Term Loan B under the amended credit agreement.

The amended and extended credit facility, which totals $3.4 billion in the aggregate, includes $2.0 billion of Term Loan A and $933 million of revolving loan capacity that will mature in July 2014, as well as $397 million of Term Loan A and $103 million of revolving loan capacity that will mature in January 2012.  The amended agreement provides FIS with approximately $560 million of incremental proceeds from the Term Loan A and approximately $140 million of additional revolving loan capacity.  The company also announced plans to incur incremental debt through a new $1.4 billion Term Loan B. The proceeds from the additional extended Term Loan A and the new Term Loan B will be used to refinance FIS’ existing Term Loan B assumed in the acquisition of Metavante Technologies, Inc., and to partially fund the previously announced leveraged recapitalization and share repurchase plan.  Further details will be provided in the coming weeks.

 “We are pleased with the progress we have made towards finalizing the recapitalization and stock buyback program that we announced in May,” stated FIS President and CEO Frank R. Martire.   “The extension and increased financial commitment from our existing lenders signifies the strong relationship we have with our bank partners and provides FIS with additional flexibility to facilitate the recapitalization and manage our business on an ongoing basis.”

JP Morgan Securities, Inc., Bank of America Securities, LLC and Wells Fargo Securities, LLC acted as joint lead arrangers of the credit facility.

Forward-Looking Statements

This news release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. FIS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, use of the incremental borrowings under the credit agreement and other risks detailed in the “Statement Regarding

Forward-Looking Information,” “Risk Factors” and other sections of FIS’ Form 10-K and other filings with the Securities and Exchange Commission.

Additional Information
This news release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to purchase the company’s common stock will only be made pursuant to the offer to purchase and related materials that the company will send to its shareholders. Shareholders will be able to obtain free copies of these materials and other documents filed by the company with the Securities and Exchange Commission when available at www.sec.gov or at the Investors section of the company’s website at www.fisglobal.com/AboutFIS. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer because they will contain important information about the offer.

About FIS

FIS delivers banking and payments technologies to more than 14,000 financial institutions and businesses in over 100 countries worldwide. FIS provides financial institution core processing, and card issuer and transaction processing services, including the NYCE Network. FIS maintains processing and technology relationships with 40 of the top 50 global banks, including nine of the top 10. FIS is a member of Standard and Poor's (S&P) 500® Index and consistently holds a leading ranking in the annual FinTech 100 rankings. Headquartered in Jacksonville, Fla., FIS employs more than 30,000 on a global basis. FIS is listed on the New York Stock Exchange under the “FIS” ticker symbol. For more information about FIS see www.fisglobal.com.

For More Information:
Marcia Danzeisen, 904.854.5083	Mary Waggoner, 904.854.3282
Senior Vice President	Senior Vice President
FIS Global Marketing and Corporate Communications	FIS Investor Relations
marcia.danzeisen@fisglobal.com	mary.waggoner@fisglobal.com

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